UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549


                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934


                  Merry Land Properties, Inc.
                  ---------------------------
                       (Name of Issuer)



                  Common Stock (no par value)
                  -----------------------------
                 (Title of Class of Securities)

                           590441
                        --------------
                        (CUSIP Number)



                      Mark S. Burgreen, Esq.
               Hull, Towill, Norman & Barrett, P.C.
                P. O. Box 1564, Augusta, GA 30903
                          (706) 722-4481
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       (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                         October 15, 1998
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       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]
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                        Page 1 of 5 Pages

CUSIP No.: 590441                                  Page 2 of 5

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(1) Name of Reporting Person     Boone A. Knox
                             ------------------------------------
    S.S. or I.R.S. Identification No. of above person (Entities
    Only)
     SSN ###-##-####
    -----------------------------------------
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(2) Check the appropriate box if a member of a group
    (a) [ ]
    (b) [ ]
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(3) SEC use only

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(4) Source of Funds (See Instructions) OO

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(5) Check box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)    [ ]
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(6) Citizenship or Place of Organization

    United States
    ------------------
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
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
 Number of   (7) Sole Voting Power                      129,450
  Shares     ----------------------------------------------------------------------------------------------
Beneficially (8) Shared Voting Power                     12,031
 Owned by    ----------------------------------------------------------------------------------------------
   Each      (9) Sole Dispositive Power                 129,450
Reporting    ----------------------------------------------------------------------------------------------
Person With  (10) Shared Dispositive Power               12,031
-----------------------------------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       141,481
     --------------
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(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares [ ]
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(13) Percent of Class Represented by Amount in Row (11)
        6.0%
     -----------
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(14) Type of Reporting Person (See Instructions)
        IN
     -----------------
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CUSIP No.:  590441                                  Page 3 of 5
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ITEM 1. SECURITY AND ISSUER

     This statement relates to the common stock, no par value (the "Common Stock") of Merry Land Properties, Inc., a Georgia corporation (the "Company"). The principal executive offices of the Company are located at 624 Ellis Street, Augusta, Georgia
30901.

ITEM 2. IDENTITY AND BACKGROUND

     This statement is filed by Boone A. Knox, whose business address is 624 Ellis Street, Augusta, Georgia 30901. Mr. Knox is presently Chairman of the Board of Directors of Regions Bank, Central Georgia, with offices at 149 Main Street, Thomson, Georgia 30824. Mr. Knox is also a Director of the Company and of Cousins Properties, Inc., a publicly traded real estate investment trust, and is a Trustee of Equity Residential Properties Trust, a publicly traded real estate investment trust.

     During the last five years, Mr. Knox has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

     Mr. Knox is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Common Stock was not acquired by purchase but was acquired as a result of a spin-off distribution by Merry Land & Investment Company, Inc. to its shareholders of all of the common stock of the Company. For many years, Mr. Knox had been a beneficial owner of the stock of Merry Land & Investment Company, Inc.

ITEM 4. PURPOSE OF TRANSACTION

     All of the shares of Common Stock beneficially owned by Mr. Knox are held for investment. Mr. Knox may, from time to time, depending upon market conditions, liquidity needs and other investment considerations, purchase additional shares of common stock for investment or dispose of shares of Common Stock. As a Director of the Company, Mr. Knox expects to regularly explore potential actions and transactions which may be advantageous to the Company, including, but not limited to, possible acquisitions, dispositions, reorganizations, mergers, or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company. Except as noted above, Mr.

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CUSIP No.:  590441                                Page 4 of 5
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Knox has no plans or proposals which would relate to or result in any of the matters referred to in paragraphs (a) through (g) of the instructions to Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

     (a) Mr. Knox beneficially owns an aggregate of 141,481 shares of the Company's Common Stock, constituting 6.0% of the number of shares of such common stock outstanding on the date hereof.

   (b) With respect to the 141,481 shares of Common Stock beneficially owned by Mr. Knox, such amounts include:

          (1) 293 shares owned by his spouse, George-Ann
          Knox, whose address is 3133 Washington Road,
          Thomson, Georgia 30824. During the last five years, Mrs. Knox has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mrs. Knox is a citizen of the United States of America.
          These shares are treated as though Mr. Knox has shared power to vote and dispose the shares.

          (2) 11,738 shares are owned in his capacity as co-executor of the Estate of Peter S. Knox III (Mr. Knox's brother). Mr. Knox is one of six co-executors. The other co-executors include the spouse and three children of Peter S. Knox III, as well as SunTrust Bank, Augusta,
          Georgia. Mr. Knox shares the power to vote and dispose of these shares with the co-executors. The address of the Estate of Peter
          S. Knox III is c/o SunTrust Bank, Augusta,
          Georgia, 801 Broad Street, Augusta, Georgia
          30901.

   (c) The Common Stock was not acquired by purchase but was acquired on October 15, 1998 as a result of a spin-off distribution by Merry Land & Investment Company, Inc. to its shareholders of all of the common stock of the Company. For many years, Mr. Knox had been a beneficial owner of the stock of Merry Land & Investment Company, Inc.


                                                     Page 5 of 5

     (d) Mr. Knox beneficially owns 110,750 shares of the Common Stock as managing general partner of Knox Limited, a Georgia limited partnership and 299 shares as managing general partner of BT Investments, a Georgia general partnership. Mr. Knox does not have the power to receive dividends or sales proceeds from these shares, except to the extent of his interests in the partnerships. Mr. Knox beneficially owns 11,046 share of Common Stock at Trustee for the Knox Foundation and beneficially owns 40 shares as custodian for niece and nephew, and as such does not have the power to receive dividends or sales proceeds from these shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 26, 1998

                             /s/ Boone A. Knox
                            -------------------------------------
                             Signature
                             Boone A. Knox